Mail Stop 7010
									October 12, 2005
C. David Myers
President and Chief Executive Officer
York International Corporation
631 South Richland Avenue
York, Pennsylvania 17403


Re:	York International Corporation
	Schedule 14A
      Filed September 15, 2005
	File No. 001-10863

Dear Mr. Myers:

      We have reviewed your filing and have the following comments.
Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary.
Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

	Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

General

1. We note that MacKenzie Partners, Inc. is assisting you in soliciting proxies. Other than the fee of $6,500, please disclose the material features of your contract with MacKenzie Partners.
Please
refer to Item 4(a)(3) of Schedule 14A. Additionally, please note that all written soliciting materials, including emails or scripts to be used in soliciting proxies over the telephone, must be filed under cover of Schedule 14A. Please refer to Item 14a-6(b) and (c) and confirm your understanding.




Letter to Stockholders and Notice of Special Meeting of
Stockholders

2. Please revise your description of the merger to state simply that
Johnson Controls, Inc. will acquire you through a merger and you will cease to exist as a public company.

3. In the Letter to Stockholders, please disclose along with the board`s recommendation that it will directly benefit from the merger.
Make similar revisions in all applicable places in the proxy statement.

Summary, page 1

4. We note your statement on page 3 that a stockholder that desires to exercise its appraisal rights must not vote in favor of the merger.
However, please disclose whether a stockholder`s failure to vote against the proposal will constitute a waiver of its appraisal rights.

Background of the Merger, page 8

5. We note that your board of directors considered several internal initiatives and strategic transactions with other companies. Please disclose what these alternatives were and why they were disregarded.
Supplementally, confirm that no offers were made to combine with York or disclose the amount and form of consideration and the reasons for rejecting the offer.

6. Please describe your past business relationship with the Control
Group business of Johnson Controls

7. Please describe the range of valuations that was discussed at the
July 2005 meeting of York`s board of directors.

8. This section should include the negotiation of the principal terms of the agreement, including the price to be paid in the acquisition.

York`s Reasons for the Merger; Recommendation of the York Board of Directors, page 9

9. We note that the board considered that the "complimentary fit" of the business of York and Johnson Controls would result in better service and enhanced product offerings to customers. Please elaborate on this strategic rationale and the economic and operational benefits of the merger.

10. With respect to each of the factors listed for recommending the merger, please provide a reasonably detailed discussion and clearly elaborate on the conclusions drawn by the board as to the benefits or detriments of each factor.



Opinion of York`s Financial Advisor, page 10

11. Please disclose, if true, that no updated opinion will be obtained.

12. Please submit for staff review all material prepared by Credit Suisse and provided to you. Provide all transcripts, summaries and board books. We may have further comments upon reviewing these materials.

13. Please disclose how Credit Suisse selected the companies used in its selected companies and selected transactions analyses.
Disclose
whether any companies meeting these criteria were excluded from the analyses.

Other Factors, page 14

14. Please disclose the other factors that Credit Suisse reviewed and considered in rendering its opinion or delete the reference. With respect to the factors listed, please disclose the conclusions drawn.

Miscellaneous, page 14

15. Please describe in more detail any material relationship between you and Credit Suisse and its affiliates in the past two years as well as the compensation paid to Credit Suisse during this time period. Please refer to Item 1015(b)(4) of Regulation M-A. Please also disclose the portion of the financial advisor`s fee that is contingent upon the consummation of the merger.

Governmental and Regulatory Approvals, page 16

16. Please update the status of the regulatory approvals sought or to be sought from the anti-trust authorities. We note that you have yet to file with antitrust or competition authorities in other nations but expect to do so.

Financial Interests of York Executive Officers in the Merger, page
17

17. Please quantify the amounts to be paid to executive officers as a result of the transaction.

Merger Consideration, page 19

18. Please disclose the anticipated aggregate amount of consideration that Johnson Controls will pay for outstanding shares of common stock.

19. Please clarify who determined the amount of consideration to be paid. Please refer to Item 1015(b)(5) of Regulation M-A.



Representations and Warranties, page 20

20. We note your statement that the assertions embodied in the representations and warranties, as well as some of York`s obligations under the conduct-of-business covenants section, are qualified by information in disclosure schedules exchanged by the parties in connection with signing the merger agreement and that one should not rely solely on the representations and warranties in the merger agreement as characterizations of the actual state of facts. Please either file these schedules with the proxy statement or revise the sentence since investors are entitled to rely on public disclosures.

Conditions to the Merger, page 24

21. Briefly describe the facts under which you may waive the conditions to the merger, and any circumstances under which you would re-solicit shareholders` votes.

Closing Comments

      As appropriate, please amend your filing and respond to these comments within 10 business days or tell us when you will provide us with a response. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

	 We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange
Act of
1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company`s disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

	In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

* the company is responsible for the adequacy and accuracy of the disclosure in the filing;

* staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

* the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

      In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

     	Please contact Craig Slivka, Staff Attorney, at (202)
551-
3729 or in his absence Chris Edwards, Special Counsel, at (202)
551-
3742 with any questions.

      					Sincerely,


      					Assistant Director
								Pamela A. Long

CC:	Matt Guest, Esq.
	(212) 403-2341

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C. David Myers
York International Corporation
Page 1 of 5



UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-0404

         DIVISION OF
CORPORATION FINANCE